Exhibit 99.1

Aptorum Group Announces Offering of $3 Million Convertible Note due 2023

Aptorum Group Limited (Nasdaq: APM, Euronext Paris: APM) (“Aptorum Group” or “Aptorum”), a clinical stage biopharmaceutical company dedicated to meeting unmet medical needs in oncology, autoimmune diseases and infectious diseases, today announced a private offering of USD$3 million aggregate principal amount of convertible note due 2023 (the “Note”) to be used as part of the Company’s daily operations and clinical program. The Note will be solely subscribed by Aenco Technologies Limited (“Investor”) which is indirectly 34.56% effectively owned by Mr. Ian Huen, a Non-Executive Director and major shareholder of Aptorum Group.

The Note is unsecured, convertible into the Company’s restricted  Class A Ordinary Shares, par value $1.00 per share (the “Ordinary Shares”) at the Investor option. The Notes will have a maturity date of 12 months subject to extension by the Investor, an bullet interest rate of 7% per annum, and a conversion price of $1.20 per Class A Ordinary Share. The Company shall have an obligation to repay the principal amount and interest of the Note on the maturity date in cash or in unregistered Class A Ordinary Shares or a combination of such at the Company’s discretion. The shares used to meet a repayment would be valued at the Conversion Price. The issuance and sale of the Notes is exempted from the registration requirement of the Securities Act pursuant to Regulation D and/or Regulation S promulgated thereunder.

The Company intends to use the net proceeds from the offering primarily to fund the continued research and development of its leading therapeutic candidates (including SACT-1 and ALS-4) and its liquid biopsy diagnostics program, the commercialisation of NativusWell® woman’s health nutraceutical product, and for working capital and general corporate purposes. The Company is pleased to have continued insider shareholder support for its exciting programs.

About Aptorum Group

Aptorum Group Limited (Nasdaq: APM, Euronext Paris: APM) is a clinical stage biopharmaceutical company dedicated to the discovery, development and commercialization of therapeutic assets to treat diseases with unmet medical needs, particularly in oncology (including orphan oncology indications), autoimmune and infectious diseases. Aptorum has completed two phase I clinical trials for its ALS-4 (MRSA) and orphan drug designated SACT-1 (Neuroblastoma) small molecule drugs and commercializing its NLS-2 NativusWell® nutraceutical (menopause). The pipeline of Aptorum is also enriched through (i) the establishment of drug discovery platforms that enable the discovery of new therapeutics assets through, e.g. systematic screening of existing approved drug molecules, and microbiome-based research platform for treatments of metabolic diseases; and (ii) the co-development and ongoing clinical validation of its novel molecular-based rapid pathogen identification and detection diagnostics technology with Singapore’s Agency for Science, Technology and Research.

For more information about the Company, please visit www.aptorumgroup.com.

Disclaimer and Forward-Looking Statements

This press release does not constitute an offer to sell or a solicitation of offers to buy any securities of Aptorum Group.

This press release includes statements concerning Aptorum Group Limited and its future expectations, plans and prospects that constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. For this purpose, any statements contained herein that are not statements of historical fact may be deemed to be forward-looking statements. In some cases, you can identify forward-looking statements by terms such as “may,” “should,” “expects,” “plans,” “anticipates,” “could,” “intends,” “target,” “projects,” “contemplates,” “believes,” “estimates,” “predicts,” “potential,” or “continue,” or the negative of these terms or other similar expressions. Aptorum Group has based these forward-looking statements, which include statements regarding projected timelines for application submissions and trials, largely on its current expectations and projections about future events and trends that it believes may affect its business, financial condition and results of operations. These forward-looking statements speak only as of the date of this press release and are subject to a number of risks, uncertainties and assumptions including, without limitation, risks related to its announced management and organizational changes, the continued service and availability of key personnel, its ability to expand its product assortments by offering additional products for additional consumer segments, development results, the company’s anticipated growth strategies, anticipated trends and challenges in its business, and its expectations regarding, and the stability of, its supply chain, and the risks more fully described in Aptorum Group’s Form 20-F and other filings that Aptorum Group may make with the SEC in the future, as well as the prospectus that received the French Autorité des Marchés Financiers visa n°20-352 on 16 July 2020.

As a result, the projections included in such forward-looking statements are subject to change and actual results may differ materially from those described herein. Aptorum Group assumes no obligation to update any forward-looking statements contained in this press release as a result of new information, future events or otherwise.

This announcement is not a prospectus within the meaning of the Regulation (EU) n°2017/1129 of 14 June 2017 as amended by Regulations Delegated (EU) n°2019/980 of 14 March 2019 and n°2019/979 of 14 March 2019.

This press release is provided “as is” without any representation or warranty of any kind.

Contacts

Aptorum Group Limited
Investor Relations Department
investor.relations@aptorumgroup.com
+44 20 80929299

Redchip – Financial Communications United States
Investor relations
Craig Brelsford

craig@redchip.com

+1 407 571 0902

Actifin – Financial Communications Europe
Investor relations
Ghislaine Gasparetto
ggasparetto@actifin.fr
+33 1 56 88 11 22